SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K



 X               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
---                      SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998



               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
---            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from _____ to _____


                               ------------------


          ENGELHARD CORPORATION SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                             AT ATTAPULGUS, GEORGIA
          ------------------------------------------------------------
                            (Full title of the plan)


                             ENGELHARD CORPORATION
                             ---------------------
               (Exact name of issuer as specified in its charter)

  101 WOOD AVENUE, ISELIN, NEW JERSEY                             08830
----------------------------------------                        ----------
(Address of principal executive offices)                        (Zip Code)



           DELAWARE                                          22-1586002
-------------------------------                        ---------------------
(State or other jurisdiction of                            (IRS Employer
incorporation or organization)                         Identification Number)

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                             at Attapulgus, Georgia

                               Table of Contents





                                                                   Page
                   Description                                     ----
                   -----------

Report of Independent Accountants                                    3

Statements of Financial Condition                                   4-5
 at December 31, 1998

Statements of Income and Changes in                                 6-7
 Plan Equity for the year ended
 December 31, 1998

Notes to Financial Statements                                       8-14

Supplemental Schedule
 Schedule of Investments at December 31, 1998                        15

Consent of Independent Public Accountants                            16

                        Report of Independent Accountants
                        ---------------------------------


To the Pension and Employee Benefits Plans Committee of Engelhard Corporation:

In our opinion, the financial statements of the Engelhard Corporation Savings Plan for Hourly Employees at Attapulgus, Georgia listed in the table of contents on page 2 of this Form 11-K present fairly, in all material respects, the financial condition of the Plan at December 31, 1998, and the income and changes in plan equity for year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents on page 2 of this Form 11-K is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                     /s/ PRICEWATERHOUSECOOPERS L.L.P.



New York, New York
June 18, 1999

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                      at Attapulgus, Georgia
                                                  Statement of Financial Condition
                                                       at December 31, 1998
                                                           (Page 1 of 2)


                                                                     Windsor II     Windsor
                                    Company Stock    Fixed Income      Growth       Growth     Balanced    Equity Index
                                         Fund            Fund           Fund         Fund        Fund          Fund
                                    -------------    ------------    ----------    --------    ---------   ------------
Assets:
------
Investments, at fair value
 (combined cost of $1,082,012)         $771,676         $76,844        $8,007       $5,063      $64,440      $131,602

Contributions receivable:
   Participants                          15,983           2,461           584          211        2,150         1,755
   Engelhard Corporation                  8,985               -             -            -            -             -

Promissory notes from participants            -               -             -            -            -             -
                                       --------         -------        ------       ------      -------      --------

Total assets                           $796,644         $79,305        $8,591       $5,274      $66,590      $133,357
                                       ========         =======        ======       ======      =======      ========

Plan equity:

Plan equity                            $796,644         $79,305        $8,591       $5,274      $66,590      $133,357
                                       ========         =======        ======       ======      =======      ========


                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                      at Attapulgus, Georgia
                                                  Statement of Financial Condition
                                                       at December 31, 1998
                                                           (Page 2 of 2)



                                                            Life
                                               Life       Strategy                    Life
                                             Strategy   Conservative   Vanguard     Strategy
                                 Small Cap    Growth       Growth      US Growth    Moderate        Loan
                                    Fund       Fund         Fund         Fund      Growth Fund      Fund        Combined
                                 ---------   --------   ------------   ---------   -----------    --------     ----------
Assets:
------
Investments, at fair value
 (combined cost of $1,082,012)      $7        $2,462        $324        $5,897        $3,764      $      -     $1,070,086

Contributions receivable:
   Participants                                  319          76            94           590             -         24,223
   Engelhard Corporation             -             -           -             -             -             -          8,985

Promissory notes from
  participants                       -             -           -             -             -       115,352        115,352
                                    --        ------        ----        ------        ------      --------     ----------

Total assets                        $7        $2,781        $400        $5,991        $4,354      $115,352     $1,218,646
                                    ==        ======        ====        ======        ======      ========     ==========

Plan equity:

Plan equity                         $7        $2,781        $400        $5,991        $4,354      $115,352     $1,218,646
                                    ==        ======        ====        ======        ======      ========     ==========






                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1998
                                                           (Page 1 of 2)


                                                                        Windsor II    Windsor
                                         Company Stock   Fixed Income     Growth      Growth      Balanced    Equity Index
                                              Fund           Fund          Fund        Fund         Fund         Fund
                                         -------------   ------------   ----------   --------     --------    ------------
Net investment income:
  Dividends                                 $ 10,559       $  3,092        $  780      $  434      $ 4,741     $  4,545
  Interest                                         -              -             -           -            -            -
                                            --------       ---------       ------      ------      -------     --------
                                              10,559          3,092           780         434        4,741        4,545
Contributions and other receipts:
  Participants                               101,786         19,893         3,138       1,186       14,718       13,127
  Engelhard Corporation                       66,826              -             -           -            -            -
                                            --------       ---------       ------      ------      -------     --------
                                             168,612         19,893         3,138       1,186       14,718       13,127

Net realized gain (loss) on disposition
  of investments                             (23,539)             -             1           -          219        1,160

Unrealized appreciation (depreciation)
  of investments                             (19,028)             -          (471)       (914)       2,332        5,308

Distributions                                (86,700)       (14,393)            -           -       (3,180)     (37,258)

Transfer from Engelhard Hourly plan          812,283         89,698             -           -       73,367      149,481

Transfers                                    (65,543)       (18,985)        5,143       4,568      (25,607)      (3,006)
                                            --------       ---------       ------      ------      -------     --------
Change in net assets                         796,644         79,305         8,591       5,274       66,590      133,357

Plan equity, beginning of year                     -              -             -           -            -            -
                                            --------       ---------       ------      ------      -------     --------

Plan equity, end of year                    $796,644       $ 79,305        $8,591      $5,274      $66,590     $133,357
                                            ========       =========       ======      ======      =======     ========



                                          See Accompanying Notes to Financial Statements



                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                      at Attapulgus, Georgia
                                           Statement of Income and Changes in Plan Equity
                                                       at December 31, 1998
                                                           (Page 2 of 2)

                                                              Life
                                                 Life       Strategy                    Life
                                               Strategy   Conservative   Vanguard     Strategy
                                   Small Cap    Growth       Growth      US Growth    Moderate      Loan
                                      Fund       Fund         Fund         Fund      Growth Fund    Fund       Combined
                                   ---------   --------   ------------   ---------   -----------  --------   -----------

Net investment income:
  Dividends                          $    2     $  124        $ 10        $  367       $  122     $      -   $   24,776
  Interest                                -          -           -             -            -        3,757        3,757
                                     -------    ------        ----        ------       ------     --------   -----------
                                          2        124          10           367          122        3,757       28,533
Contributions and other receipts:
  Participants                            -      2,731         379           587        3,280       12,271      173,096
  Engelhard Corporation                   -          -           -             -            -            -       66,826
                                     -------    ------        ----        ------       ------     --------   -----------
                                          -      2,731         379           587        3,280       12,271      239,922

Net realized gain (loss) on
  disposition of investments           (311)        55           -             -            -            -      (22,415)


Unrealized appreciation
  (depreciation) of investments          (1)       177          11           470          188            -      (11,928)


Distributions                             -          -           -             -            -            -     (141,531)

Transfer from Engelhard Hourly plan   1,236          -           -             -            -            -    1,126,065

Transfers                              (919)      (306)          -         4,567          764       99,324            -
                                     -------    ------        ----        ------       ------     --------   -----------
Change in net assets                      7      2,781         400         5,991        4,354      115,352    1,218,646

Plan equity, beginning of year            -          -           -             -            -            -            -
                                     -------    ------        ----        ------       ------     --------   -----------

Plan equity, end of year             $    7     $2,781        $400        $5,991       $4,354     $115,352   $1,218,646
                                     =======    ======        ====        ======       ======     ========   ===========




                                          See Accompanying Notes to Financial Statements

Notes to Financial Statements

Note 1 - Description of the Plan

     The Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia (the Plan), effective as of April 22, 1998, is designed to provide eligible employees of Engelhard Corporation (the Company) an opportunity to save part of their income by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred basis.

     The following plan description is provided for general information purposes. Participants of the Plan should refer to the Plan document for more detailed and complete information.

Eligibility
-----------
Subject to certain limitations and restrictions, all employees of Engelhard Corporation represented by Local 170 of the United Steel Workers of America are eligible to participate in the Plan.

Contributions
-------------
The Plan permits eligible employees participating in the Plan the opportunity to defer 15 percent of their compensation, as defined, subject to certain restrictions and limitations, and have the related taxes deferred. Employees may also contribute 10 percent of their compensation to the plan on a post tax basis.

Matching Contributions
----------------------
The Company will contribute, on a monthly basis and subject to certain limitations and exclusions, either cash or common stock of the Company in an amount equal to 50 percent of the first 6 percent contributed by the Participants. Participants must have completed one year of service to be eligible for a matching contribution.

Investments
-----------
All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains 13 separate investment funds within the Plan:

              a) The Company Stock Fund consists of assets invested or held for investment in the common stock of the Company. In the event the assets cannot be immediately invested in Company common stock, the funds are invested in short-term securities pending investment in Company common stock.

              b) The Fixed Income Fund consists of assets invested in shares of the Vanguard Retirement Savings Trust. In the event the assets cannot be immediately invested in such shares or deposited as specified above, the assets are invested in direct obligations of the United States Government or agencies thereof or in obligations guaranteed as to the payment of principal and interest by the United States Government.

              c) The Windsor II Fund consists of assets invested in the Vanguard Windsor II fund, which invests primarily in stocks which seeks long-term growth and income from dividends.

              d) The Growth Fund consists of assets invested in the Vanguard Windsor Fund, which invests primarily in common stocks for the purpose of realizing long-term growth of capital and income.

              e) The Balanced Fund consists of assets invested in the Vanguard Asset Allocation Fund, which invests in stocks, bonds and cash reserves for the purpose of maximizing long-term total return with less volatility than a portfolio of common stock.

              f) The Equity Index Fund consists of assets invested in the Vanguard Growth and Income Portfolio, which invests primarily in common stocks for the purpose of realizing a total return greater than the Standard & Poor's 500 Index while maintaining fundamental investment characteristics similar to such Index.

              g) The Small Cap Fund consists of assets invested in shares of the Vanguard Index Trust - Small Cap Stock Portfolio or such other mutual fund or funds which invest primarily in common stocks of small-sized companies for the purpose of providing a comparatively low-cost method of passively capturing the investment returns of small-sized companies and attempting to provide investment results that parallel the performance of the unmanaged Russell 2000 Small Stock Index.

              h) The Life Strategy Growth Fund consists of assets invested in the Vanguard Life Strategy Growth Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide growth of capital.

              i) The Life Strategy Conservative Growth Fund consists of assets invested in the Vanguard Life Strategy Conservative Growth portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds, and reserves in order to provide current income and a low to moderate growth of capital.

              j) The Vanguard U.S. Growth portfolio seeks to provide long-term capital appreciation by investing in common stocks of companies with above-average growth potential for the purpose of seeking long-term capital growth.

              k) The Life Strategy Moderate Growth Fund consists of assets invested in the Vanguard Life Strategy Moderate Growth Fund. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide growth of capital and a reasonable level of current income.

              l) The Prime Cap funds consists of assets invested in the Vanguard Prime Cap fund and seeks long-term growth of capital.

              m) The International Growth Fund consists of assets invested in shares of the Vanguard International Growth Portfolio or such other mutual fund or funds which invest primarily in common stocks of companies based outside the United States that have above-average growth potential for the purpose of realizing long-term capital growth.

              n) The Life Strategy Income Fund consists of assets invested in the Vanguard Life Strategy Income Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide current income.

              o) The Short-Term Bond Fund consists of assets invested in shares of the Vanguard Fixed Income Fund or Short-Term Corporate Portfolio of the Vanguard Fixed Income Securities Fund or such other mutual fund or funds which invest primarily in relatively short maturity investment-grade bonds for the purpose of providing a level of current income consistent with a two to three year average maturity while helping to preserve capital.

     The Prime Cap Fund, the International Growth Fund, the Life Strategy Income Fund and the Short Term Bond Fund are not included in The Statement of Financial Condition or The Statement of Income and Changes in Plan Equity due to the fact that there was no activity during the year.

     Participants have the right to elect, subject to restrictions, the investment fund or funds in which their contributions are invested. All matching contributions are initially invested in the Company Stock Fund and participants are restricted from transferring these contributions to other funds for one year. Participants at their discretion may elect to transfer to another fund their unrestricted balance. Their unrestricted balance is calculated as the sum of all prior year's unrestricted balances plus 25 percent of the prior year's restricted balance after the addition of the prior year's restricted matching contribution.

The number of Participants in each fund was as follows at December 31:

Participants                                          1998
------------                                          ----
Company Stock Fund                                     103
Fixed Income Fund                                       29
Windsor II Growth Fund                                   4
Windsor Growth Fund                                      2
Balanced Fund                                           26
Equity Index Fund                                       27
Small Cap Fund                                           1
Life Strategy Growth Fund                                2
Life Strategy Conservative Growth Fund                   1
Vanguard U.S. Growth Fund                                1
Life Strategy Moderate Growth Fund                       2

     The total number of Participants in the Plan was less than the sum of the number of Participants shown above because many were participating in more than one fund.

     The number of units representing Participant interests in each fund and the related net asset value per unit were as follows at December 31:

Participant interests

                                                    Windsor II      Windsor
                     Company Stock   Fixed Income     Growth        Growth    Balanced   Equity Index   Small Cap
                          Fund           Fund          Fund          Fund       Fund         Fund          Fund
                     -------------   ------------   ----------     --------   --------   ------------   ---------
1998:
  Units                  24,251          79,305          288           339      2,731        4,335             -
  Value per unit         $32.85           $1.00       $29.85        $15.57     $24.38       $30.76        $21.20

                                         Life        Vanguard        Life
                         Life          Strategy         U.S.       Strategy
                       Strategy      Conservative     Growth       Moderate     Loan
                        Growth           Fund          Fund         Growth      Fund
                       --------      ------------    --------      --------     ----
1998:
  Units                     148            27            160           258    115,352
  Value per unit         $18.79        $14.71         $37.49        $16.86      $1.00


Vesting
-------
Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Termination
-----------
Although it expects and intends to continue the Plan indefinitely, the Company has reserved the right of the Board to terminate or amend the Plan.

Loan Provision
--------------
The Plan allows Participants who have completed one year of service to borrow funds from their accounts, subject to certain terms and conditions, at a reasonable rate of interest as determined by the Company in accordance with applicable laws and regulations.

Distributions and Withdrawals
-----------------------------
All distributions and withdrawals from the Plan are made to Participants in a lump sum cash payment except those amounts distributed from the Company Stock Fund which may, at the Participant's election, be paid in full shares of the Company's Common Stock with cash paid in lieu of fractional shares.

Note 2 -      Accounting Policies

     The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to participants and sales of investments are based on average cost.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results may differ from those estimates.

     The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of financial condition and the statement of income and changes in plan equity.

Note 3 -      Income Tax Status

     The Plan and the Trust created thereunder are intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended (the
Code) and the Plan includes a cash or deferred arrangement intended to meet the requirements of Section 401(k) of the Code. The Plan has filed for a determination letter with the Internal Revenue service. Amounts contributed to and earned by the Plan are not taxed to the employee until a distribution from the Plan is made. In addition, any unrealized appreciation on any shares of common stock of the Company distributed to an employee is not taxed until the time of disposition of such shares. The Plan administrator believes the Plan is designed and is currently operating in compliance with the Internal Revenue Code.

Note 4 -      Administrative Expenses

     All expenses of the Plan are paid for by the Company except for certain loan administration and loan application fees. Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Advisory fees are included in the fund expense ratio and will not reduce the assets of the Plan. Brokerage commissions paid to purchase Engelhard Corporation common stock are being charged against each participant's fund unit value.

Note 5 -      Concentrations of Credit Risk

     Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance and other financial institutions. The Plan places its investment contracts with high-credit quality institutions and, by policy, limits the amount of credit exposure to any one financial institution.

Note 6 -      Investments

     Investments in the Common Stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in the Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment fund as of the valuation date.

     The net realized gain (loss) on disposition of investments was computed as follows:


                                  Company     Fixed    Windsor II    Windsor              Equity     Small
                                   Stock      Income    Explorer     Growth    Balanced    Index      Cap
Net realized gain (loss)           Fund        Fund       Fund        Fund       Fund       Fund      Fund
                                ----------   --------  ----------   --------   --------   --------   --------
Year ended December 31, 1998 -
  Amount realized                $164,075     $44,164     $118        $   -     $30,003   $45,886    $  918
  Cost-average                    187,614      44,164      117            -      29,784    44,726     1,229
  Net realized gain               (23,539)          -        1            -         219     1,160      (311)


                                                           Life                  Life
                                               Life      Strategy    Vanguard  Strategy
                                             Strategy  Conservative    U.S.    Moderate
                                              Growth      Growth      Growth    Growth
                                               Fund        Fund        Fund      Fund     Combined
                                             --------  ------------  --------  --------   --------
  Amount realized                             $8,564        $-          $-        $-      $293,728
  Cost-average                                 8,509         -           -         -       316,143
  Net realized gain                               55         -           -         -       (22,415)


     The net unrealized appreciation (depreciation) of investments held was computed as follows:


                                  Common     Windsor II    Windsor               Equity     Small
Net unrealized appreciation        Stock      Explorer     Growth    Balanced    Index       Cap
(depreciation)                     Fund         Fund        Fund       Fund       Fund      Fund
                                ----------   ----------   --------   --------   --------   --------
Year ended December 31, 1998 -
  Balance, beginning of year     $      -      $   -       $   -      $    -    $    -       $ -
  Net change                      (19,028)      (471)       (914)      2,332     5,308        (1)
  Balance, end of year            (19,028)      (471)       (914)      2,332     5,308        (1)


                                                Life                   Life
                                   Life       Strategy    Vanguard   Strategy
                                 Strategy   Conservative    U.S.     Moderate
                                  Growth       Growth      Growth     Growth
                                   Fund         Fund        Fund       Fund      Combined
                                 --------   ------------  --------   --------   ----------
Year ended December 31, 1998         $  -       $ -        $  -       $  -      $      -
  Balance, beginning of year          177        11         470        188       (11,928)
  Net change                          177        11         470        188       (11,928)
  Balance, end of year


              Salary Deferral Savings Plan of Engelhard Corporation
                             at Attapulgus, Georgia
                            Schedule of Investments
                              at December 31, 1998


                                                                   Approximate
                                                       Cost        Market Value
                                                   ------------    ------------

Common Stock of Engelhard Corporation              $  790,704      $  771,676
 (39,573 shares)

Vanguard Retirement Savings Trust                      76,844          76,844

Vanguard Windsor Fund                                   5,977           5,063

Vanguard Asset Allocation Fund                         62,108          64,440

Vanguard Growth and Income Portfolio                  126,294         131,602

Vanguard Index Trust                                        6               7

Vanguard Life Strategy Growth Portfolio                 2,285           2,462

Vanguard Life Strategy Conservative Growth Portfolio      313             324

Vanguard U.S. Growth Fund                               5,427           5,897

Vanguard Life Strategy Moderate Growth Portfolio        3,576           3,764

Vanguard Windsor II Fund                                8,478           8,007
                                                   ----------      ----------
    Total                                          $1,082,012      $1,070,086

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------


We consent to the incorporation by reference in the registration statement of Engelhard Corporation and Subsidiaries on Form S-8 of our report dated June 18, 1999, on our audit of the financial statements and financial statement schedules of Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia as of December 31, 1998, and for the year ended December 31, 1998, which appears in this Form 11-K.




                                 /s/ PRICEWATERHOUSECOOPERS L.L.P.






New York, New York
June 21, 1999

                                   Signature
                                   ---------

                                   Form 11-K

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                             at Attapulgus, Georgia



     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 28th day of June, 1999.









                                        /s/ John C. Hess
                                            -------------
                                        By: John C. Hess
                                            Secretary to the Committee and
                                            Vice President of Human Resources